
02044818


RECEIVED
JUN 28 2002
152
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-25160

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Alabama National BanCorporation Employee Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Alabama National BanCorporation
1927 First Avenue North
Birmingham, Alabama 35203

Financial Statements and Exhibits (Attached hereto)

1. Plan Financial Statements
2. Exhibit 23 - Consent of PricewaterhouseCoopers LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 27, 2002.

ALABAMA NATIONAL BANCORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN

By: NATIONAL BANK OF COMMERCE OF BIRMINGHAM, TRUSTEE

By: /s/ Fredrick A. Murphy

Fredrick A. Murphy
Vice President and Assistant Manager

Alabama National BanCorporation
Employee Capital Accumulation Plan
Financial Statements and Supplemental Schedule
December 31, 2001 and 2000
and the Year Ended December 31, 2001

Alabama National BanCorporation Employee Capital Accumulation Plan
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Participants and Board of Directors of
Alabama National BanCorporation Employee Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alabama National BanCorporation Employee Capital Accumulation Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed on the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 7, 2002

Alabama National BanCorporation Employee Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value (see Note 3)	$ 13,172,963	$ 10,438,711
Employee contributions receivable	79,178	59,434
Employer contributions receivable	95,388	49,921
Interest and dividends receivable	31,613	281,842
Total assets	$ 13,379,142	$ 10,829,908
NET ASSETS AVAILABLE FOR BENEFITS		
Net assets available for benefits	$ 13,379,142	$ 10,829,908

The accompanying notes are an integral part of these financial statements.

Alabama National BanCorporation Employee Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

Additions:	
Investment income:	
Cash dividends on Alabama National BanCorporation Common Stock	$ 79,497
Dividend and interest income	160,225
Net depreciation in fair value of investments (see Note 3)	(216,121)
Net investment income	23,601
Employer contributions	1,267,163
Employee contributions	1,897,416
Rollover contributions	102,481
Total additions	3,290,661
Deductions:	
Payments to participants	741,427
Total deductions	741,427
Net additions	2,549,234
Net assets available for benefits:	
Beginning of year	10,829,908
End of year	$ 13,379,142

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Alabama National BanCorporation Employee Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan was established by Alabama National BanCorporation (the Employer) to provide retirement benefits for eligible employees of the Employer. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all eligible employees of the Employer.

Employees are eligible to participate in the Plan after completing one year of service, as defined in the Plan, and the employee's attainment of age 21.

Contributions - Contributions to the Plan may consist of employee elective deferral contributions, employee in-service contributions, employer matching contributions, and rollover contributions. Employee elective contributions are made by payroll deduction in amounts not less than 2% nor more than 15% of their compensation. The Employer contributes an equal amount not to exceed 5% of the participant's compensation. The Employer has the discretion to increase the employer matching contribution percentage.

The Plan administrators have selected National Bank of Commerce to be the Plan's investment trustee. The Plan has engaged Federated Retirement Plan Services Company of America (FRPSA) to be the recordkeeper of the Plan.

Benefits - An account is maintained for each participant in the Plan. The accounts are credited with the participant's contributions, rollovers, and their allocated portion of the employer contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination from the Plan.

Vesting - Participant contributions, rollover contributions, and participant in-service contributions become fully vested upon receipt. Employer contributions that have not vested at the time a covered employee ceases to participate in the Plan are forfeited and, after one year, are used to reduce subsequent employer contributions to the Plan. Forfeitures for the year ending December 31, 2001, amounted to $6,783. A participant's account becomes fully vested upon the participant's death, total disability, attaining normal retirement age, or according to the following schedule for years of service as a plan member:

Years of Service	Vesting
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

The employees of the Community Bank of Naples 401(k) Profit Sharing Plan and Trust (the "Naples Plan") who were participants on or before December 31, 1999 will retain the vesting schedule of the Naples Plan.

Investment Options - The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. The Plan offers seventeen investment options, including one money market fund, fifteen mutual funds, and Employer's common stock.

2. Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments – Employer's common stock, money market fund, and mutual funds are valued at fair market value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are reflected as of the settlement date. There were no material unsettled trades at December 31, 2001 or 2000. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

Contributions – Contributions from participants and matching contributions from the Employer are recorded in the period in which the Employer makes the deductions from the participant's payroll. Contributions receivable from elective deferrals of salary are accrued based on unremitted deductions from participating employees' payroll compensation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative Fees - The Employer provides certain administrative and accounting services to the Plan at no cost and also pays other administrative expenses on behalf of the Plan.

Risks and Uncertainties – The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for benefits, and the statement of changes in net assets available for benefits.

3. Investments

Investments held by the Plan at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Employer common stock	$ 2,877,244	$ 1,860,507
Money market fund	2,623,861	1,986,008
Mutual funds	7,661,441	6,576,586
Participant loans	10,417	15,610
	$ 13,172,963	$ 10,438,711

The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in fair value of $216,121 during the year ended December 31, 2001 as follows:

Employer common stock	$ 906,881
Mutual funds	(1,123,002)
	$ (216,121)

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2001 and 2000:

	Market	
	2001	2000
Alabama National BanCorporation Common Stock	$ 2,877,244	$ 1,860,507
Federated Cash Management Trust Fund	$ 2,623,861	$ 1,986,008
Federated Stock Trust Fund	$ 1,773,092	$ 1,390,788
Federated Growth Strategies Fund	$ 1,170,470	$ 1,392,796
Federated Max Cap Fund	$ 998,967	$ 872,272
Janus Fund	$ 1,220,951	$ 1,184,250

4. Income Tax Status

The Plan obtained its latest determination letter on February 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore the Plan qualifies under Section 401(a) and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Termination Priorities

The Employer expects to continue the Plan indefinitely. However, the Employer retains the right to amend or terminate the Plan at any time. Should the Plan be terminated, all accounts would become fully vested and the net assets available for benefits would be distributed to the participants.

6. Related Party Transactions

Plan investments include certain shares of investment funds managed by Federated Investors, Inc., the parent of FRPSA.

In addition, the trustee of the Plan, National Bank of Commerce, is a subsidiary of the Employer.

Supplemental Schedule

Alabama National BanCorporation Employee Capital Accumulation Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2001

a.	b. Identity of Issuer, Borrower, Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	e. Current Value
*	Alabama National BanCorporation	Common stock	$ 2,877,244
*	Federated Cash Management Trust Fund	Money market fund	2,623,861
*	Federated Stock Trust Fund	Mutual fund	1,773,092
*	Federated Kaufmann Small Cap Fund	Mutual fund	508,241
*	Federated Growth Strategies Fund	Mutual fund	1,170,470
*	Federated Intermediate Income Fund	Mutual fund	297,919
*	Federated Max Cap Fund	Mutual fund	998,967
*	Federated GNMA Trust Fund	Mutual fund	227,781
*	Federated Managed Growth Portfolio Fund	Mutual fund	46,610
*	Federated Managed Conservative Growth Fund	Mutual fund	32,817
*	Federated Managed Moderate Growth Fund	Mutual fund	187,628
*	Federated International Small Company Fund	Mutual fund	60,366
	Dreyfus Founders Discovery Fund	Mutual fund	189,928
	Dreyfus Founders Growth Fund	Mutual fund	126,263
	Janus Fund	Mutual fund	1,220,951
	Janus Worldwide Fund	Mutual fund	570,898
	Scudder Large Company Value Fund	Mutual fund	249,510
	Participant loans	Rate of interest 6.50%; various maturities	10,417
			$ 13,172,963

* Party-in-interest to the Plan.

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of Alabama National BanCorporation on Form S-8 (No. 333-27285) of our report dated June 7, 2002, relating to the financial statements of Alabama National BanCorporation Employee Capital Accumulation Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 27, 2002